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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 8)

                           COPLEY PHARMACEUTICAL, INC.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   21745K-10-1
                              ---------------------
                                 (CUSIP Number)

                                David A. Jenkins
                                    President
                         Celanese Americas Corporation
                         (formerly Hoechst Corporation)
                                86 Morris avenue
                                Summit, NJ 07901
                                 (908) 231-4058
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 1999
                              ---------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
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          This Amendment to the Statement on Schedule 13D (the "Schedule 13D")
with respect to the Common Stock of Copley Pharmaceutical, Inc. (the "Issuer") is filed by Celanese Americas Corporation (formerly Hoechst Corporation), a Delaware corporation ("Parent").


Item 2.   Identity and Background.

          Celanese Americas Corporation
          Delaware
          Holding Company
          30 Independence Boulevard
          Warren, New Jersey  07059

          Effective August 17, 1999, Hoechst Corporation, a Delaware corporation, changed its name to Celanese Americas Corporation.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 19, 1999

                                        CELANESE AMERICAS CORPORATION



                                        By:  /s/ David A. Jenkins
                                             -----------------------------------
                                             Name:   David A. Jenkins
                                             Title:  President